AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
               QUARTERLY REPORT PER REQUIREMENTS
           OF HOLDING COMPANY ACT RELEASE NO.  26864
            FOR THE QUARTER ENDED DECEMBER 31, 1999

1)   Aggregate Investment, for which there is recourse to AEP
     Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign
     Utility Companies (FUCO)

EWG - None

FUCO - Total Investment       $885,141,000

Components of statement of aggregate investment in FUCO is filed under confidential treatment pursuant to Rule 104(b).

2)   Aggregate Investment as a Percentage of the Following Items

                             (in millions)               %

Total Capitalization          $13,505*                  6.6%
Net Utility Plant              11,836                   7.5%
Total Assets                   21,488                   4.1%
Market Value of Common Equity   6,236                  14.2%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)   Consolidated Capitalization Ratio

                             (in millions)               %

Short-term Debt               $   888
Long-term Debt                  7,447*
  Total Debt                    8,335                  61.7%

Preferred Stock                   164                   1.2%

Common Stock                    1,320
Paid-in Capital                 1,932
Accumulated Other Comprehensive
 Income:
  Foreign Currency Translation
   Adjustments                     14
Retained Earnings               1,740
  Total Common Equity           5,006                  37.1%

Total Capitalization          $13,505                 100.0%

* Includes Long-term Debt Due Within One Year.

AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
               QUARTERLY REPORT PER REQUIREMENTS
           OF HOLDING COMPANY ACT RELEASE NO.  26864
             FOR THE QUARTER ENDED DECEMBER 31, 1999

4)   Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share               $32-1/8
Book Value per Share                         $25.79

Market-to-book Ratio of Common Stock           124.6%


5)   Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)   Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following FUCO's are filed under confidential treatment pursuant to Rule 104(b):

     Yorkshire Electricity Group plc
     Nanyang General Light Electric Co., Ltd.
     Pacific Hydro Ltd.
     CitiPower Pty.
     AEP Energy Services Limited
     InterGen Denmark, Aps